[Jones Day Letterhead]
February 13, 2023
Via Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Re:    Silver Spinco Inc.
Draft Registration Statement on Form 10
Submitted February 13, 2023
CIK No. 0001965040
Ladies and Gentleman:
Silver Spinco Inc. (the “Company”) has submitted a Draft Registration Statement on Form 10 on a confidential basis with the Securities and Exchange Commission on February 13, 2023. On behalf of the Company, we confirm that the Company will file the registration statement and all nonpublic draft submissions at least 15 days prior to the requested effective date and time of the registration statement.
Please do not hesitate to contact me by telephone at (404) 581-8967 or Thomas Short by telephone at (404) 581-8363 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Joel May

Joel May
Partner
Jones Day
cc:    Thomas Pike (Silver Spinco Inc.)
Sandra van der Vaart (Laboratory Corporation of America Holdings)
Owen Lewis (Laboratory Corporation of America Holdings)
Peter Wilkinson (Laboratory Corporation of America Holdings)